September 13, 2005

U. S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549-7010

United States

ATTENTION: Ryan Milne

Division of Corporate Finance

Dear Ryan:

RE:

Gentry Resources Ltd (“Gentry” or the “Company”)

Form 40 – for the year ended December 31, 2004

Your File #0-29878

Pursuant to your letter of August 24, 2005 regarding the SEC’s follow-up comments in respect of the above captioned matter, we respond as follows:

While it is difficult to quantify the materiality to Gentry’s shares of Stratic Energy Corporation’s (Stratic”) investment in the Production Sharing Contract (“PSC”) for Block XVII in Syria, Gentry recognizes that there may be some potential non-quantitative factors that could affect the Company.

US government views

Given that Syria is subject to economic sanctions administered by the US Treasury Department, Gentry recognizes that some (potential) shareholders, particularly those in the United States, might be hesitant to purchase or hold shares in the Company as a result of its investment in Stratic.  While it is impossible to say how many may have sold or possibly refrained from buying Gentry shares, we can state that none of the staff involved with Gentry’s Investor Relations activities have ever received a phone call or other correspondence from (potential) investors stating that Stratic’s investment in Syria has caused them to reconsider a purchase of Gentry shares.

Contacts within Syria

In our letter of August 08, 2005, we stated that Gentry has no direct relationships or contacts within Syria.  Since that time, Mr. Hugh Ross, who is an insider of both Gentry and Stratic, travelled to Syria in his capacity as Director and Vice-Chairman of Stratic to sign the PSC which occurred on August 17, 2005.  While at the signing ceremony he met with the Syrian Minister of Energy and some of his entourage, as well as a member of the Syrian Petroleum Company.  The following individuals were those met by Mr. Ross at the signing ceremony:

Individual

   Organization

   Title

Dr. Ibrahim Haddad

   Ministry of Petroleum & Mineral Resources

   Minister

Abdo Husameddin

   Ministry of Petroleum & Mineral Resources

   Advisor

Mohammad Al-Robeh

   Ministry of Petroleum & Mineral Resources

   Technical Manager

M. Riad Zarka

   Ministry of Petroleum & Mineral Resources

   Consultant

Melham Kosairy

   Syrian Petroleum Company

   Service Contracts Manager

It should be noted that Mr. Ross, who is President, CEO and a Director of Gentry, held the same positions with Stratic but stepped down from the President and CEO roles on August 12, 2005 to make way for Stratic’s new President and CEO.  Mr. Ross is now Vice-Chairman and remains a Director of Stratic.

Gentry is not aware of any views, outside of the US Government’s stance with respect to Syria, that may cause the above mentioned individuals to have a negative impact on the Company’s reputation or share value.

With respect to the potential impact of Stratic’s Syrian contacts on Gentry’s share price, Stratic has no reason to believe that it is not conducting business with honest and reputable business people.  Should it be proven otherwise, and Stratic’s investment in Syria deteriorates to the point that it makes the company worthless, Gentry would write off its investment in Stratic.  Although the book value of the investment is $1.7 million, the possibility exists that the market may take the approach of discounting Gentry’s shares by an amount equal to the fair market value of Gentry’s investment which, as of the date of this letter, is approximately $13 million or 6% of Gentry’s market capitalization.  This assumes that the market has valued Gentry’s investment in Stratic at its market value on a pre-tax basis and that no other non-market value effects would be realized from this loss.

Gentry believes the potential impact of Stratic’s Syrian contacts on Gentry’s reputation is minimal, and the shifting of Stratic’s operations to the UK as well as the appointment of a new President and CEO is increasing the separation between the two companies.  As that distance grows, Gentry believes that any cross-over effect on its corporate reputation, whether positive or negative, is reduced.

Public Dissemination

Information regarding Gentry’s investment in Stratic, and Stratic’s investment in Syria, is in the public domain.  While Stratic issues its own press releases and maintains its own website, each year Gentry updates Stratic’s activities in its Annual Report.  Any (potential) shareholder has the ability to review these Annual Reports or call Stratic or Gentry directly for more information.

In closing, we also confirm that other than as stated herein, Gentry has not had, nor does it currently have, any other direct or indirect operations in, or other contacts with, Syria.

I trust you will find the above information satisfactory; however, should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

GENTRY RESOURCES LTD

Ketan Panchmatia

Chief Financial Officer

Enclosure

KP/ldb